                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                      FORM 11-K


(Mark One)

    [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1996

                            OR

    [  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934








         For the transition period from ____ to ____




                            Commission File Number  1-8519






                          ------------------------------



                                 CINCINNATI BELL INC.
                               RETIREMENT SAVINGS PLAN

                          ------------------------------



                                 CINCINNATI BELL INC.
                                201 East Fourth Street
                               Cincinnati, Ohio  45202

Report of Independent Accountants

Financial Statements:

    Statements of Net Assets Available for Benefits as of December 31, 1996 and 1995

    Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1996

    Notes to Financial Statements

Schedules:

    Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1996

    Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1996


    Other schedules are omitted because the information required is contained in the financial statements.

[LETTERHEAD]

REPORT OF INDEPENDENT ACCOUNTANTS

To the Employees' Benefit Committee of
   Cincinnati Bell Inc.

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Bell Inc. Retirement Savings Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cincinnati Bell Inc. Retirement Savings Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.



Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Coopers & Lybrand L.L.P.


Cincinnati, Ohio
May 16, 1997

                 CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           AS OF DECEMBER 31, 1996

                                                                            Thousands of Dollars
                                       -------------------------------------                    -----------------------------------

                                                                                              Equity          Equity     Capital
                                         Cincinnati Bell     Spectrum        Balanced         Income          Index    Appreciation
ASSETS                                  Stable Value Fund   Income Fund        Fund            Fund            Fund        Fund
                                        ------------------  ------------    ---------       ----------      ---------  ------------
Investments (cost of $68,226):

  Temporary Cash Investments                      -                 -                -              -              -            -

  Cincinnati Bell Inc. shares                     -                 -

  Mutual funds                               $8,911            $3,801           $1,803        $14,263         $2,793       $3,144

  Contracts with insurance companies          2,529                 -                -              -              -            -

  Loans to participants                           -                 -                -              -              -            -

  Interest and Dividends Receivable               -                 -                -              -              -            -




  Other receivables                              99                 -                -              -              -            -
                                          ----------          ---------      ----------     ----------      ---------  -----------

    Total Investments                        11,539             3,801            1,803         14,263          2,793        3,144
                                          ----------          ---------      ----------     ----------      ---------  -----------
                                          ----------          ---------      ----------     ----------      ---------  -----------

    LIABILITIES

Administrative fees payable and other             2                 -                -              -              -            -
                                          ----------          ---------      ----------    ----------       ---------     --------

Net Assets Available for Benefits          $ 11,537            $3,801           $1,803        $14,263         $2,793       $3,144
                                          ----------          ---------      ----------    ----------       ---------     --------
                                          ----------          ---------      ----------    ----------       ---------     --------


                                                                            Thousands of Dollars
                                         -----------------------------------                    ------------------------------

                                         International          New America    Cincinnati Bell Inc.       Loan
ASSETS                                     Stock Fund           Growth Fund      Shares Fund              Fund        Total
                                         --------------         ------------    ------------------       ------      --------
Investments (cost of $68,226):


  Temporary Cash Investments                       -                   -               $5,118                -        $5,118

  Cincinnati Bell Inc. shares                 97,437                   -               97,437                         97,437

  Mutual funds                                $4,370              $6,071                    -                -        45,156

  Contracts with insurance companies               -                   -                    -                -         2,529

  Loans to participants                            -                   -                    -            1,798         1,798

  Interest and Dividends Receivable                -                   -                   17                -            17

  Other receivables                                -                   -                    -                -            99
                                           ------------      ------------           ----------         ---------    ---------

         Total Investments                   101,807               6,071              102,572            1,798       152,154
                                           ------------      ------------           ----------         ---------    ---------
                                           ------------      ------------           ----------         ---------    ---------

      LIABILITIES

Administrative fees payable and other              2                   -                    -                -             -
                                                   -                   -                  327                -           329
                                           ------------      ------------           ----------         ---------    ---------

Net Assets Available for Benefits             $4,370              $6,071             $102,245           $1,798      $151,825
                                           ------------      ------------           ----------         ---------    ---------
                                           ------------      ------------           ----------         ---------    ---------


-------------------------------------------
See Notes to Financial Statements

                           CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                        AS OF DECEMBER 31, 1995


                                                                        Thousands of Dollars
                                     -----------------------------------                    -------------------------------------

                                                                                        Equity         Equity         Capital
                                        Cincinnati Bell      Spectrum      Balanced     Income         Index        Appreciation
ASSETS                                 Stable Value Fund   Income Fund       Fund        Fund           Fund            Fund
                                       ------------------  ------------   ---------    --------       --------      -------------
Investments (cost of $66,820):

    Temporary Cash Investments                  -               -              -             -               -              -

    Cincinnati Bell Inc. shares                 -               -

    Mutual funds                           $7,695          $4,155         $1,541       $11,668          $1,580         $2,178

    Contracts with insurance companies      4,046               -              -             -               -              -

    Loans to participants                       -               -              -             -               -              -

    Interest and Dividends Receivable           -               -              -             -               -              -

    Other receivables                          58               -              -             -               -              -
                                         ----------       --------      ---------     ---------       ---------       --------

             Total Investments             11,799           4,155          1,541        11,668           1,580          2,178
                                         ----------       --------      ---------     ---------       ---------       --------
                                         ----------       --------      ---------     ---------       ---------       --------

           LIABILITIES

Administrative fees payable and other           -               -              -             -               -              -
                                         ----------       --------      ---------     ---------       ---------       --------

Net Assets Available for Benefits         $11,799          $4,155         $1,541       $11,668          $1,580         $2,178
                                         ----------       --------      ---------     ---------       ---------       --------
                                         ----------       --------      ---------     ---------       ---------       --------



                                                                        Thousands of Dollars
                                         ----------------------------                           ----------------------------




                                          International   New America   Cincinnati Bell Inc.        Loan
ASSETS                                      Stock Fund    Growth Fund       Shares Fund             Fund                Total
                                          ------------   -------------  --------------------      ----------          ---------
Investments (cost of $66,820):


    Temporary Cash Investments                    -               -                $5,161                -              $5,161

    Cincinnati Bell Inc. shares                                                    73,843                -              73,843

    Mutual funds                             $3,192          $3,452                     -                -              28,817

    Contracts with insurance companies            -               -                     -                -               4,046

    Loans to participants                         -               -                     -         $  1,491               1,491

    Interest and Dividends Receivable             -               -                   445                -                 445

    Other receivables                             -               -                   490                -                 548
                                         -----------        --------            -----------       ----------          ---------

              Total Investments               3,192           3,452                79,939            1,491             120,995
                                         -----------       ---------           -----------        ----------          ---------
                                         -----------       ---------           -----------        ----------          ---------

           LIABILITIES


Administrative fees payable and other             -               -                    11               11                   -
                                         -----------       ---------           -----------        ----------          ---------

Net Assets Available for Benefits            $3,192          $3,452                79,928           $1,480            $ 88,074
                                         -----------       ---------           -----------        ----------          ---------
                                         -----------       ---------           -----------        ----------          ---------


-----------------------------------------

See Notes to Financial Statements

                 CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                Thousands of Dollars
                                               --------------------------------                       ----------------------------

                                                                                               Equity       Equity      Capital
                                                Cincinnati Bell     Spectrum     Balanced      Income       Index     Appreciation
                                               Stable Value Fund   Income Fund     Fund         Fund         Fund         Fund
                                               ------------------  -----------   ---------    ---------   ---------   ----------
Net Assets Available for Benefits                    $11,799         $4,155        $1,541      $11,668      $1,580       $2,178
                                                    ----------      --------     ---------    ---------   ---------   ----------
  December 31, 1995

Employee Allotments                                      362            252           192          695         268          319

Participating Company contributions                        -              -             -            -           -            -

Transfers from other Cincinnati Bell Inc. Plans          104             28            50           57          43            1

Transfer of participants' balances -- Net              3,135            228           258        2,020         827          570
                                                    ----------      --------     ---------    ---------   ---------   ----------

  Total allotments, contributions and transfers        3,601            508           500        2,772       1,138          890

Investment Income:


  Dividends on Cincinnati Bell shares                      -              -             -            -           -            -

  Other dividends                                          -            284            74          895          85          293

  Interest                                               639              -             -            -           -            -

Net appreciation/(depreciation) of investments             -            (24)          144        1,454         348          117

                                                    ----------      --------     ---------    ---------   ---------   ----------

Total additions                                        4,240            768           718        5,121       1,571        1,300

Less:  Distributions to participants                   4,502          1,122           456        2,526         358          334
    Administrative and other expenses paid by
the Plan                                                   -              -             -            -           -            -
                                                    ----------      --------     ---------    ---------   ---------   ----------

Total Deductions                                       4,502          1,122           456        2,526         358          334

Net Assets Available for Benefits                    $11,537         $3,801        $1,803      $14,263      $2,793       $3,144
                                                    ----------      --------     ---------    ---------   ---------   ----------
                                                    ----------      --------     ---------    ---------   ---------   ----------
  December 31, 1996



                                                                                Thousands of Dollars
                                               --------------------------------                       ----------------------------

                                                   International  New America     Cincinnati Bell Inc.    Loan
                                                    Stock Fund    Growth Fund       Shares Fund           Fund         Total
                                                   -------------  ------------    --------------------   ------      ----------
Net Assets Available for Benefits
  December 31, 1995                                   $3,192        $3,452              $79,928          $1,491       $120,984
                                                   -------------  ------------    --------------------   ------      ----------

Employee Allotments
                                                         525           602                  750               -          3,963
Participating Company contributions                        -             -                1,643               -          1,643
Transfers from other Cincinnati Bell Inc. Plans
                                                          28            70                  362               -            743
Transfer of participants' balances -- Net
                                                         729         1,719               (9,731)            245              0
                                                   -------------  ------------    --------------------   ------      ----------
  Total allotments, contributions and transfers
                                                       1,282         2,391               (6,976)            245          6,351
Investment Income:

  Dividends on Cincinnati Bell shares
                                                           -             -                1,111               -          1,111
  Other dividends
                                                         117           503                    -               -          2,251
  Interest
                                                           -             -                  231             144          1,014
Net appreciation/(depreciation) of investments
                                                         442           295               48,024               -         50,800
                                                   -------------  -----------     --------------------   ------      ----------
Total additions
                                                       1,841         3,189               42,390             389         61,527
Less:  Distributions to participants
    Administrative and other expenses paid by            663           570               20,034              82         30,647
the Plan
                                                           -             -                   39               -             39
                                                   -------------  -----------     --------------------   ------      ----------
Total Deductions
                                                         663           570               20,073              82         30,686
Net Assets Available for Benefits
  December 31, 1996                                   $4,370        $6,071             $102,245          $1,798       $151,825
                                                   -------------  -----------     --------------------   ------      ----------
                                                   -------------  -----------     --------------------   ------      ----------

--------------------------------------
See Section 10 Financial Statements

                               NOTES TO FINANCIAL STATEMENTS
 (1)  PLAN DESCRIPTION AND ACCOUNTING POLICIES:
    a. General: The Cincinnati Bell Inc. Retirement Savings Plan (the "Plan") is available to all eligible salaried employees at Cincinnati Bell Inc. (CBI), Cincinnati Bell Telephone (CBT), Cincinnati Bell Long Distance Inc. (CBLD), Cincinnati Bell Supply Co. (CBS), and Cincinnati Bell Telecommunications Services Inc. (CBTS). The Plan is subject to the provisions of the Employee Retirement Income Act of 1974 (ERISA). Participants should refer to the Plan document for a complete description of the Plan.

    b. Employee Contributions: Participants in the Plan may contribute up to 16% of their compensation to the Plan in before-tax dollars. Participants' before-tax contributions could not exceed $9500 and $9240 for calendar years 1996 and 1995 respectively. Participants may also contribute to the Plan on an after-tax basis. Total before-tax and after-tax contributions may not exceed 16% of a participant's compensation. The participants specify the manner in which their own funds shall be invested in the available funds. Participants may elect to change the manner in which contributions are allocated and may also transfer contributions from one fund to another.

    c. Employer Contributions: The Company is required to make monthly matching contributions of the lesser of 66 2/3% of the contributions of the participants (50% in the case of CBS and CBLD) or 4% of the participant's covered compensation. All employer contributions are allocated to the Cincinnati Bell Inc. Shares Fund. If a participant has less than five years of vesting service the Company's contributions are subject to forfeiture. If a participant has at least five years of vesting service, he/she is fully vested in the Company's matching contributions to their account. In addition, a participant becomes fully vested at age 65 or at the participant's death.

    d. Distributions to Participants: Distributions are made to participants, or their beneficiary, upon termination of employment, attainment of age 70-1/2, death, disability, or financial hardship.

    e. Participant Loans: Loans are available to participants from their individual accounts. For each participant, the number of loans outstanding is limited to two, and no more than two loans are allowed to originate during a single Plan year. The minimum amount of any loan is $1,000, while the maximum amount cannot exceed the lesser of 50% of the vested value of the participant's Plan account or $50,000, reduced by any outstanding loan balances. The interest rate charged is determined by the Plan Committee. The loan rates are stated at the prime rate + 1% as of 1st day of the quarter at the time the loan is taken. The minimum term of the loan is 6 months and the maximum term is five years, unless the loan is used to acquire the participant's principal residence, in which case the term of the loan may not exceed fifteen years.

    f. Temporary Cash Investments: Temporary cash investments include all cash balances and highly liquid investments with maturity of three months or less at the time of purchase. Temporary cash investments are placed in short-term investment funds with the Trustee.

    g. Investments: There are nine investment funds available to plan participants. These include: Cincinnati Bell Stable Value Fund, Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund, New America Growth Fund and the Cincinnati Bell Inc. Shares Fund. All of the above funds are administered, trusteed and invested by T. Rowe Price or a related subsidiary.


         All funds except for the Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund are quoted in shares. These shares represent the Net Asset Value of shares in T. Rowe Price mutual funds. The Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund are quoted in units. These units represent a proportionate interest in two investment funds in which both the Cincinnati Bell Inc. Retirement Savings Plan and Cincinnati Bell Inc. Savings and Security Plan participate.

         The unit values for both the Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund were initiated at a value of 1.0000 on July 1, 1992. The Cincinnati Bell Stable Value Fund will maintain a unit value of 1.000 at all times and any income, gains or losses, contributions or withdrawals would result in more or less units being credited to an account. The Cincinnati Bell Inc. Shares Fund unit value will fluctuate with the performance of the underlying investments which consists primarily of Cincinnati Bell Inc. shares and a small amount of temporary investments

         The values of investments on December 31, 1996 and 1995 are determined as follows: Cincinnati Bell shares in the Cincinnati Bell Inc. Shares Fund on the basis of the last published sales prices on December 31, 1996 and 1995 on the New York Stock Exchange; shares in the following
         T. Rowe Price mutual funds: Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund and the New America Growth Fund on the basis of the last published net asset value on December 31, 1996 and 1995; contracts with insurance companies in the Cincinnati Bell Stable Value Fund at principal plus accrued earnings on December 31, 1996 and 1995; loans to participants in the Loan Fund at the principal owed by the participants on December 31, 1996 and 1995

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.


    h. Administrative Expenses: Administrative expenses are paid by the Plan.

    i. Forfeiture of Rights: Units in the Cincinnati Bell Inc. Shares Fund forfeited by employees under the Plan are valued as of the end of the same day as the event causing the forfeiture and are applied as credits reducing subsequent matching Participating Company contributions.

    j. Use of Estimates: The preparation of Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of Net Assets Available for Benefits as of the date of the Plan's financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2) TERMINATION: While CBI has not expressed any intent to terminate the Plan, it reserves the right to terminate the Plan at any time. In the event of such termination, all participants' accounts would become 100% vested and subject to distribution under the provisions of the Plan.

(3) The interest of an employee in each type of investment of the Plan on December 31, 1996 and December 31, 1995 is represented by units or shares. The number and value of units or shares were:



                                                  DECEMBER 31, 1996                            DECEMBER 31, 1995
                                       ------------------------------------         --------------------------------------

                                              Number of           Value per                 Number of           Value per
                                             units/shares         unit/share              units/shares         unit/share
  Cincinnati Bell Stable Value Fund    11,536,583     units         1.0000          11,799,429     units          1.0000
  Spectrum Income Fund                    339,359    shares        11.2000             369,650    shares         11.2400
  Balanced Fund                           124,486    shares        14.4800             116,545    shares         13.2200
  Equity Income Fund                      632,797    shares        22.5400             583,098    shares         20.0100
  Equity Index Fund                       137,331    shares        20.3400              91,789    shares         17.2100
  Capital Appreciation Fund               217,263    shares        14.4700             159,332    shares         13.6700
  International Stock Fund                316,640    shares        13.8000             261,020    shares         12.2300
  New America Growth Fund                 158,210    shares        38.3700              98,886    shares         34.9100
  Cincinnati Bell Inc. Shares Fund     26,818,455     units         3.8100          36,539,950     units          2.1874


    At December 31, 1996 the number of participants with balances by investment fund was:

    Cincinnati Bell Stable Value Fund                           366
    Spectrum Income Fund                                        259
    Balanced Fund                                               179
    Equity Income Fund                                          523
    Equity Index Fund                                           239
    Capital Appreciation Fund                                   261
    International Stock Fund                                    368
    New America Growth Fund                                     421
    Cincinnati Bell Inc. Shares Fund                            927

(4)  TAX STATUS:
     The Internal Revenue Service has issued a determination that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code") and is exempt from Federal income taxes under Section 501(a) of the Code.

(5)  PLAN AMENDMENTS:
     The  following plan amendments became effective January 1, 1996:

       * A change was implemented that provides that "Covered Compensation" will include awards under long and short term incentive plans for senior managers.
       * A change was implemented to permit rollovers from other qualified plans by Covered Employees who have not met the service requirements for participation in the Plan. In the past an employee could not rollover monies from other plans until they met the eligibility requirements of the Plan.
       * Matching contributions (50% of the basic and 6% allotment) for participants who are employed by CBLD will be permitted under the Plan.
       * A change was implemented to clarify that only nonforfeitable amounts attributable to participating Company contributions can ever be withdrawn. In the past, in service loans were permitted to be taken against nonvested Company matching contributions. Also a change was made to reflect the fact that three year cliff vesting will apply to employees of CBLD.
       * An amendment to provide for treatment of funds for missing participants was implemented. The amendment provides that if a participant cannot be located within six months, after investigation deemed appropriate by the Committee the amount is forfeited. The amendment also allows for the restoral of such amount if the participant, or beneficiary, makes a claim.
       * A change was implemented to permit immediate court ordered distribution of an alternate payee's interest even if the participant would not otherwise be permitted to obtain an immediate distribution.


     In addition the following plan amendments were approved in 1996:

      * Effective April 1, 1996, the Plan was changed to include CBTS as a Participating Company in the Plan.

      * Effective retroactive to January 1, 1991, the Plan was amended to state specific details regarding the computation of "Vesting Services" rather than refer to the provision of the Cincinnati Bell Management Pension Plan related to vesting.

      * The plan was amended to change the corrective steps which must be taken if pre-tax allotments paid to the Trust on behalf of Highly Compensated Participants exceed certain limitations for any Plan Year to make clear that the corrective contributions are treated as pre-tax contributions.

                 CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
          ITEM  27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS OF DECEMBER 31, 1996


                                                                    Thousands of Dollars
                                                        ------------                   ----------

                                                        Number of
                                                        Shares or
                                                        Principal
    Name of Issuer and Title of Issue                    Amount            Cost         Value
     ---------------------------------                  -----------       ------       --------
    CINCINNATI BELL INC. SHARES FUND

Temporary cash investments                                 5,118        $ 5,118         $ 5,118
Cincinnati Bell Inc. shares*                           1,581,128 shs.    18,949          97,437
Interest receivable                                           17             17              17
                                                                           ----        --------

    Total Cincinnati Bell Inc. Shares Fund                               24,084         102,572

    T. ROWE PRICE SPECTRUM INCOME FUND                   339,359 shs     $3,698          $3,801

    T. ROWE PRICE BALANCED FUND                          124,486 shs.     1,556           1,803

    T. ROWE PRICE EQUITY INCOME FUND *                   632,797 shs.    11,219          14,263

    T. ROWE PRICE EQUITY INDEX FUND                      137,331 shs.     2,264           2,793

    T. ROWE PRICE CAPITAL APPRECIATION FUND              217,263 shs.     2,943           3,144

    T. ROWE PRICE INTERNATIONAL STOCK FUND               316,640 shs.     3,853           4,370

    T. ROWE PRICE NEW AMERICA GROWTH FUND                158,211 shs.     5,272           6,071

    CINCINNATI BELL STABLE VALUE FUND

T. Rowe Price Stable Value Common Trust Fund *             8,911          8,911           8,911
Contract with Confederation Life Insurance Company +         224            224             224
Contracts with Hartford Life Insurance Company +           1,801          1,801           1,801
Contracts with Metropolitan Life Insurance Company +         401            401             401
Contracts with Prudential Insurance Company of America +     103            103             103
Other receivables                                                            99              99
                                                                           ----            ----
    Total Cincinnati Bell Stable Value Fund                              11,539          11,539

    LOAN FUND

Loans to Participants                                      1,798          1,798           1,798
                                                                         ------        --------
    Total Loan Fund                                                       1,798           1,798
                                                                         ------        --------
    GRAND TOTAL                                                        $ 68,226       $ 152,154
                                                                       --------       ---------
                                                                       --------       ---------

------------------------------
    * Investment represents 5% or more of the Net Assets Available for Benefits.

    +    The contracts with these insurance companies guarantee the repayment of principal and the crediting of interest. During 1996, the composite effective annual interest rate earned under these contracts was approximately 6.48%. The rate at which interest will be credited in future years may be either higher or lower.

                     CINCINNATI BELL INC. RETIREMENT SAVINGS PLAN
                    ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                         FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                                                    Current
                                                                                                    Value on
    Identity of                                       Purchase         Selling       Cost of        Date of        Net Gain
   Party Involved           Description of Asset       Price            Price         Asset        Transactions    or (Loss)
--------------------------- --------------------     ------------   -------------   ------------  --------------  -----------
Cincinnati Bell Shares Fund   Company Stock          2,839,095                      2,839,095
Cincinnati Bell Shares Fund   Company Stock                         26,275,679      9,374,920     26,275,679      16,900,759
Cincinnati Bell Shares Fund   Company Stock          2,844,941                      2,844,941
Cincinnati Bell Shares Fund   Company Stock                          6,280,432      1,877,079      6,280,432       4,403,353
Stable Value Fund             GIC                    5,508,240                      5,508,240      5,508,240
Stable Value Fund             GIC                                    5,771,086      5,771,086      5,771,086               0
New America Growth Fund       Mutual Fund            3,305,382                      3,305,382      3,305,382
New America Growth Fund       Mutual Fund                              981,487        827,592        981,487         153,895
Equity Income Fund            Mutual Fund            3,838,487                      3,838,487      3,838,487
Equity Income Fund            Mutual Fund                            2,696,887      2,196,662      2,696,887         500,225


                                      SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees' Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                  CINCINNATI BELL INC. RETIREMENT
                                       SAVINGS PLAN



                                  By /s/ Pamela B. Wolfe
                                     ---------------------------------
                                               Pamela B. Wolfe

                                       Secretary
                                       Employees' Benefit Committee




June 16, 1997